Exhibit 99.4

_______________________________________________

Compensation Report 2021

of

SOPHiA GENETICS SA

_______________________________________________

SOPHiA GENETICS SA

Saint-Sulpice

Report of the statutory auditor to the

General Meeting

on the compensation report 2021

Report of the statutory auditor

to the General Meeting of SOPHiA GENETICS SA

Saint-Sulpice

We have audited the accompanying compensation report of SOPHiA GENETICS SA for the year ended 31 December 2021. The audit was limited to the information according to articles 14–16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the tables 2.c., 3.c. and 4, and the information in sections 2.b. and 4 of the compensation report.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibility

Our responsibility is to express an opinion on the compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14–16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of remuneration, as well as assessing the overall presentation of the compensation report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the compensation report of SOPHiA GENETICS SA for the year ended 31 December 2021 complies with Swiss law and articles 14–16 of the Ordinance.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Pierre-Alain Dévaud
Audit expert Auditor in charge	Audit expert

Lausanne, 15 March 2022

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Compensation Report 2021

to the Shareholders’ Meeting of SOPHiA GENETICS SA

This compensation report (the “Compensation Report”) of SOPHiA GENETICS SA (the “Company”) has been prepared in accordance with the Ordinance Against Excessive Compensation in Listed Companies, effective January 1, 2014, and the Swiss Code of Obligations (“SCO”).

On July 23, 2021, the Company completed its initial public offering (“IPO”) and listing on the Nasdaq Global Select Market (“Nasdaq”). The Compensation Report refers to the period from July 23, 2021, through December 31, 2021.

Unless otherwise indicated or the context otherwise requires, all references in the Compensation Report to the “Company”, “we”, “our”, “us” or similar terms refer to the Company and its consolidated subsidiaries.

1.	Compensation Philosophy, Principles and Governance

Principles of the Compensation of the Board of Directors and the Executive Committee

Pursuant to Swiss law, the aggregate amount of compensation of the board of directors of the Company (the “Board of Directors”) and the persons whom the Board of Directors has entrusted with the management of the Company (the “Executive Committee”) shall be submitted to the annual general meeting of shareholders of the Company (the “AGM”) for a binding vote.

In the Compensation Report, the aggregate amounts of compensation, loans, and other forms of indebtedness to the Board of Directors and the Executive Committee respectively are disclosed, as well as the specific amount for each member of the Board of Directors and for the highest-paid member of the Executive Committee, specifying the name and function of each of these persons.

As a Swiss company listed on Nasdaq, we are prohibited from granting certain forms of compensation to members of the Board of Directors and the Executive Committee, such as:

•	severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);
•	advance compensation (remuneration to compensate for a verifiable financial disadvantage linked to a change of job does not qualify as advance compensation);
•

incentive fees for the acquisition or transfer of entities, or parts thereof, by the Company or by entities, directly or indirectly, controlled and as such consolidated by the Company (“Subsidiaries”) ;

•

loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association of the Company (the “Articles”); and

•	equity-based compensation not allowed under the Articles.

Compensation to members of the Board of Directors and the Executive Committee for activities in Subsidiaries is prohibited, if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Articles do not provide for it, or (iii) the compensation has not been approved by the AGM.

Each year, at the AGM, shareholders will vote on the proposals of the Board of Directors with respect to:

•	the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next AGM;
•	the maximum aggregate amount of fixed compensation of the Executive Committee for the following financial year; and

•	the maximum aggregate amount of variable compensation of the Executive Committee for the current financial year.

The Board of Directors may submit for approval to the AGM deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods or specific compensation components.

If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, considering all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval to a new AGM or an extraordinary general meeting of shareholders of the Company or a binding vote.

The Company or Subsidiaries may pay or grant compensation prior to approval by the AGM, subject to subsequent approval.

Members of the Board of Directors and the Executive Committee may be paid fixed compensation and variable compensation, depending on the achievement of specific performance targets. Such performance targets may include individual targets, targets in relation to the achievement of results related to the Company or parts thereof, and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient. The Board of Directors or, to the extent such authority has been delegated to it, the compensation committee of the Board of Directors (the “Compensation Committee”) shall determine the relative weight of the performance targets and the respective target values.

Compensation may be paid or granted in the form of cash, shares, options, or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent such authority has been delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, and forfeiture conditions.

Method of Determining Compensation

Role and Powers of the Compensation Committee

The Compensation Committee consists of at least two members, who will be (re-)elected at the AGM for a period until the following AGM. The Board of Directors appoints the chair of the Compensation Committee and fills any vacancies until the following AGM.

The Compensation Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee. The Compensation Committee may submit proposals to the Board of Directors on other compensation-related matters.

The Compensation Committee has the responsibility to, among other things:

•	regularly review and make recommendations to the Board of Directors regarding our compensation and benefits strategy and guidelines;
•	prepare the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee;
•

regularly review and make recommendations to the Board of Directors regarding (i) the compensation of the members of the Board of Directors based on the recommendation of external compensation consultants and (ii) the fixed and variable compensation, including allocations under incentive plans and key performance indicators of the members of the Executive Committee;

•	review and approve the recommendation of the Chief Executive Officer regarding the fixed and variable compensation, including allocations under incentive plans and key performance indicators, of the members of the management team other than members of the Executive Committee;
•

review and make recommendations to the Board of Directors regarding our compensation and benefits plans (cash or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;

•	to the extent not delegated by the Compensation Committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans); and
•

review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on the Company, its management, and (other) employees.

Compensation of the Board of Directors

As per the Articles, the compensation of the non-executive members of the Board of Directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the relevant member of the Board of Directors. Additionally, the Company pays the employer’s portion of social security contributions due on these amounts, as applicable.

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction, and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration, or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares, or by using conditional or authorized share capital. Compensation may be paid by the Company or its Subsidiaries.

Compensation of the Members of the Executive Committee

As per the Articles, the compensation of the members of the Executive Committee may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient.

As per the Articles, compensation may be paid in the form of cash, shares, options, or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction, and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration, or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares, or by using conditional or authorized share capital. Compensation may be paid by the Company or its Subsidiaries.

Elements of Compensation for 2021

We believe that our overall compensation packages for members of the Executive Committee are highly competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. For 2021, the overall compensation consisted of base salary, bonus and grants under the Company’s equity incentive plan.

Base Salary

Per the results of external benchmarking, we believe that our base salaries are in line with market practice. The base salary levels are based on the scope of the relevant position, market conditions, and the relevant individual’s profile in terms of experience and skills. Base (and variable) salaries are reviewed annually by the Compensation Committee, taking into account individual performance and the results of the external benchmarking.

Bonus

We have established an annual performance bonus program under which bonuses may be earned by members of our management team and Executive Committee based on achievement of Company performance objectives approved by the Compensation Committee each year. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will review and determine the final bonus pay-out based on the achieved objectives and make a final recommendation for approval to the Board of Directors.

Each member of the Executive Committee is eligible to receive a bonus under the program calculated by multiplying its base salary by a target percentage value assigned to it or to its position by the Compensation Committee. The Compensation Committee determines if the bonus is to be paid at target, under target or above target. Under certain circumstances, new members of the Executive Committee may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.

Equity Incentive Plan

In connection with the IPO, in June 2021, we adopted the SOPHiA GENETICS SA 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “Plan”). The purpose of the Plan is to motivate, reward, and retain our employees, non-employee directors, consultants and advisors to perform at the highest level and to further the best interests of the Company and our shareholders. The 2021 Equity Incentive Plan is the sole means for the Company to grant new equity awards.

Plan Administration. The Plan is administered by the Compensation Committee, subject to the Board of Directors’ discretion to administer or designate one or more members of the Board of Directors as a subcommittee who may act for the Compensation Committee. For the fiscal year ended December 31, 2021, the Compensation Committee delegated the plan administration to the Remuneration Committee of the Management Team, which consists of the Chief Executive Officer, Chief Financial Officer, and the Chief People Officer.

Eligible Participants. The administrator may offer equity awards under the 2021 Equity Incentive Plan to (1) any employees of the Company or any of its Subsidiaries; (2) any non-employee directors serving on our Board of Directors; (3) any consultants or other advisors to us or any Subsidiaries; and (4) any holders of equity compensation awards granted by an entity acquired by the Company (or whose business is acquired by the Company) or with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise) and such persons are eligible to be selected to receive grants of replacement awards under the 2021 Equity Incentive Plan.

Awards. The maximum number of common shares in respect of which awards may be granted under the 2021 Equity Incentive Plan was 7,800,740 ordinary shares during the reporting period. Equity incentive awards under the Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units (“RSUs”), performance awards or other share-based awards, but not incentive stock options for purposes of U.S. tax laws. Options and share appreciation rights, if granted, have an exercise price determined by the administrator, which will not be less than the fair market value of the underlying common shares on the date of grant, which is generally the closing share price of the Company’s common shares traded on Nasdaq on that day.

Vesting. The vesting conditions for grants under the equity incentive awards pursuant the Plan are set forth in the applicable award documentation. Generally, 25% of the option awards vest on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. RSUs generally vest annually over a period of three years commencing on the first anniversary of the date of grant. RSUs awarded to members of the Board of Directors vest in a single installment on the date of the Company’s next AGM following the grant date, subject to continued service as a non-employee Director through the vesting date and re-election at such AGM.

Termination of Service and Change in Control

In the event of a participant’s termination of service, whether voluntary or involuntary and exclusive of a Change in Control, the Compensation Committee may, at its discretion taking into account mandatory law, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of a Change in Control each award that is outstanding as of immediately prior to such Change in Control shall:

(i) to the extent not then vested, accelerate and become fully vested (with any Award that is a Performance Award assumed to have achieved the applicable performance criteria at the greater of target and maximum level of performance), and

(ii) be cancelled and converted into the right to receive a payment in cash with a value equal to (a) the value of such Award based on the per share value of consideration received or to be received by other shareholders of the Company in such Change in Control, less, (b) if such Award is an Option or a SAR, the applicable exercise price; provided, that, if, as of the date of the Change in Control, the Committee determines that no amount would have been realized upon the settlement or exercise of the Award pursuant to the Plan, then the Award may be cancelled by the Company without payment of consideration.

Termination and Amendment. Unless terminated earlier, the 2021 Equity Incentive Plan will continue to be in force for a term of ten years. Our Board of Directors has the authority to amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time, subject to shareholders’ approval with respect to certain amendments. However, no such action may impair the rights of the participants unless if agreed by the participant.

Pension Plans

We operate defined benefit and defined contribution pension plans, in accordance with the local conditions and practices in the countries in which we operate.

The defined benefit plans are generally funded through payments to insurance companies or trustee-administered funds, based on periodic actuarial calculations. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, these plans entail obligations of the employer to pay further contributions to fund an eventual deficit.

For defined contribution plans, such as publicly or privately administered pension insurance plans, the Company pays contributions on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations.

Social Charges

The Company pays social security contributions as required by applicable law. The Company also pays certain non-mandatory benefits under local social security plans.

Employment Agreements

We have entered into employment agreements with all the members of our Executive Committee. Each of these agreements provides for a base salary and annual bonus opportunity, equity eligibility participation, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from six to twelve months and in some cases provide for gardening leave (paid leave). Some members of our Executive Committee have agreed to covenants not to compete against us or solicit our employees or customers during employment, for a period of up to one year following termination. We may be required to pay some members of our Executive Committee compensation for their covenant not to compete with us following termination for some period.

2.	Compensation of the Board of Directors

a.	Board Composition

Our Board of Directors is composed of seven members (each a ‘Director’). Each Director is elected for a one-year term. The current Directors were appointed at our AGM on July 19, 2021 to serve until our 2022 AGM.

The Company is a foreign private issuer listed on Nasdaq and subject to the rules of the SEC. We rely on Swiss home country governance requirements and certain exemptions thereunder rather than on the Nasdaq corporate governance requirements. The majority of our directors are independent directors. There are no family relationships among any members of our Board of Directors or the Executive Committee.

Board of Directors

Name	Role(s)	Year appointed
Jurgi Camblong	Director & Chief Executive Officer	2011
Troy Cox	Chairman	2020
Kathy Hibbs	Director	2021
Didier Hirsch	Director	2020
Vincent Ossipow	Director	2014
Milton Silva-Craig	Director	2019
Tomer Berkovitz	Director	2021

Board Committees

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee
Troy Cox*			Member
Kathy Hibbs	Member		Chair
Didier Hirsch	Chair		Member
Milton Silva-Craig	Member	Chair
Tomer Berkovitz		Member
Vincent Ossipow		Member

*Chairman of the Board of Directors

b.	Board Compensation Structure

Members of the Board of Directors are paid a fixed fee as set forth below, dependent on the function exercised. Such fees have been established in line with market practice and represent the fee paid for being a member of the Board or Committee and the additional fee paid to the chair of the Board or Committee.

(in USD thousands)	Chair	Member
Board of Directors	80	40
Audit Committee	60	40
Compensation Committee	53	40
Nomination and Corporate Governance Committee	53	40

c.	Board Compensation Amounts

In the period from July 23, 2021 through December 31, 2021, the compensation of the members of the Board of Directors was as follows (converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Cash Compensation	Social Contribution (1)	Other Contribution (2)	FMV of Equity Instruments Granted (3)	Total Contribution
Troy Cox	32,996	—	—	184,021	217,017
Jurgi Camblong (4)	—	—	—	—	—
Didier Hirsch	25,328	—	—	184,021	209,349
Kathy Hibbs	22,063	—	—	184,021	206,084
Vincent Ossipow	17,080	905	—	184,021	202,006
Milton Silva-Craig	22,644	—	—	184,021	206,665
Tomer Berkovitz (5)	—	—	—	—	—
TOTAL	120,111	905	—	920,105	1,041,121

(1)	Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plan.
(2)	Includes COBRA costs.
(3)

Represents the fair value of stock options on the date of grant. Stock options are valued using the Black-Scholes option pricing model. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments are exercised.

(4)	As members of the Executive Committee, Dr. Camblong receive no compensation for service on the Board of Directors. Compensation for Dr. Camblong is included in Section 3.c below.
(5)	Tomer Berkovitz does not receive compensation for service on the Board of Directors due to policy requirements of his employer aMoon (investor in the Company).

d.	Loans to members of the Board of Directors, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

No loans were extended to members of the Board of Directors or outstanding during the period from July 23, 2021 through December 31, 2021. No payments to former members of the Board of Directors in connection with their former role or that are not at arm’s length were made during and with respect to such period, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such period. No payments to related parties of members of the Board of Directors were made during such period.

3.	Compensation of the Members of the Executive Committee

a.	Executive Committee Composition

Name	Function
Jurgi Camblong	Founder & Chief Executive Officer
Philippe Menu	Senior Vice President – Chief Medical Officer
Ross Muken	Senior Vice President – Chief Financial Officer
Manuela da Silva Valente	Senior Vice President – Chief People Officer
Daan van Well	Senior Vice President – Chief Legal Officer General Counsel
Zhenyu Xu	Senior Vice President – Chief Scientific Officer
Bram Goorden (1)	Senior Vice President – Chief Operating Officer

(1)

On November 30, 2021, the Company announced that Bram Goorden, the Company’s Chief Operating Officer, will depart the Company on May 31, 2022 to pursue a new opportunity. Bram Goorden will be on gardening leave until his departure from the Company.

b.	Executive Committee Compensation Structure

Members of the Executive Committee receive compensation consisting of a base salary, bonus, social benefits and grants under the 2021 Equity Incentive Plan as well as certain other benefits.

c.	Executive Committee Compensation Amounts

From July 23, 2021 through December 31, 2021, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Cash Compensation	Other Compensation (1)	Pension (Employer)	Employer’s Social Contribution (2)	Total	Equity FMV Excluding Social Contributions (3)
Jurgi Camblong	359,530	-	28,685	98,053	486,268	6,421,356
Total Executive Committee Compensation (4)	1,077,102	12,020	52,863	174,740	1,316,725	12,951,534

(1)

Includes school fees, medical, dental and vision benefits, life and disability insurance, employer 401 (k) contributions, private use portion of company car allowance, representation fees and payment for unused vacation. .

(2)	Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plans.
(3)

Represents the fair value of equity awards on the date of grant. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s common shares traded on Nasdaq. FMV excludes Swiss social security contributions, since such contributions are only due if and when the equity instruments are exercised.

(4)

Inclusive of Dr.Jurgi Camblong, as well as members of the Executive Committee who departed the Company during the reporting period. These figures relate to a total of seven Executive Committee members during the reporting period.

d.	Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Committee

No loans were extended to members of the Executive Committee or outstanding during the period from July 23, 2021 through December 31, 2021. No payments to former members of the Executive Committee in connection with their former role or that are not at arm's length were made during and with respect to such period, and no severance payments to members of the Executive Committee or former members of the Executive Committee were made during and with respect to such period. No payments to related parties of members of the Executive Committee were made during such period.

4.	Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Commitee

The members of the Board of Directors and of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2021:

Equity and Equity-Linked Instruments Held by Members of the Board of Directors (1)

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Troy Cox	Chairman	111,420	65,750	174,250	—	11,111
Kathy Hibbs	Director	—	35,000	105,000	—	11,111
Didier Hirsch	Director	—	—	140,000	—	11,111
Vincent Ossipow	Director	275,980	120,000	120,000	—	11,111
Milton Silva-Craig	Director	78,760	70,000	70,000	—	11,111
Tomer Berkovitz	Director	—	—	—	—	—
Total		466,160	290,750	609,250	—	55,555

(1)	Excluding Dr. Jurgi Camblong, CEO, whose holdings are listed in the Executive Committee table.

Equity and Equity-Linked Instruments Held by Members of the Executive Committee Board

The members of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2021(1):

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Jurgi Camblong	Founder & Chief Executive Officer	2,211,240	782,500	767,104	—	81,944
Ross Muken	Senior Vice President – Chief Medical Officer	—	—	781,509	—	20,833
Daan van Well	Senior Vice President – Chief Financial Officer	30,000	18,500	170,406	—	12,500
Zhenyu Xu	Senior Vice President – Chief People Officer	382,500	337,000	130,472	—	11,111
Philippe Menu	Senior Vice President – General Counsel	10,000	10,000	157,472	—	11,111
Manuela da Silva Valente	Senior Vice President – Chief Scientific Officer	20,000	20,000	87,170	—	6,944
Total		2,653,740	1,168,000	2,094,133	—	144,443

(1)

On November 30, 2021, the Company announced that Bram Goorden, the Company’s Chief Operating Officer, will depart the Company on May 31, 2022 to pursue a new opportunity. Bram Goorden will be on gardening leave until his departure from the Company.